UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Avianca Holdings S.A.

March 25, 2020

AMENDMENT TO SUMMONS TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF AVIANCA HOLDINGS S.A.

The undersigned, chief executive officer of Avianca Holdings S.A. (the “Company”), informs that the summons to the Company’s Ordinary General Shareholders’ Meeting, scheduled for March 27, 2020 at 8:30 a.m. (the “Meeting”) as initially published in the newspaper “La República,” has been amended as follows:

Due to the spread of the Coronavirus (COVID-19) and the resulting restrictions imposed by the federal government of Colombia, the Meeting will not take place at the Company’s headquarters, as previously announced; instead, it will take place by means of a videoconference.

Holders of the Company’s common shares will receive an invitation by electronic mail, which will include a link to join the Meeting. If a shareholder cannot attend the Meeting and instead intends to participate through a proxy, such shareholder must provide the Company with a power of attorney together with a copy of the attorney in fact’s personal identification document. If the attorney in fact delegated by proxy is a legal entity, a certificate of incorporation and legal incumbency certificate or similar document will need to be provided to the Company.

In accordance with the Company’s articles of incorporation, holders of the Company’s preferred shares are not invited to participate in this Meeting, as there will be no voting in respect of matters subject to their voting rights.

ANKO VAN DER WERFF

Chief Executive Officer

Avianca Holdings S.A.

For further information, please contact:

Avianca Investor Relations

+ (571) 587 7700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: General Secretary